December 2, 2003

Mr. Todd Violette, Director
Tango Incorporated
18055 A NE Rafael Street
Portland, OR
97230 USA

Dear Mr. Violette:

Morgan & Company resigned as auditors of Tango Incorporated (the “Company”) on October 27, 2003. We tendered our resignation as a result of the Company’s acquisition of Pacific Print Works, LLC, which is located in Oregon, USA. Since substantially all of the Company’s assets and operations were now located in the USA, Morgan & Company, as a foreign auditor, was no longer able to render an audit opinion on the Company’s consolidated financial statements.

We trust this is the explanation that you require; however, if we can provide further assistance, please do not hesitate to contact us.

Yours truly,

“Jim Philip”

Jim Philip, C.A.for
MORGAN & COMPANY

JLP/nm